

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

  **Re: ING Groep N.V.**
    **Form 20-F for the Year Ended December 31, 2012**
    **Filed March 22, 2013**
    **File No. 001-14642**

Dear Mr. Flynn:

  We have reviewed your correspondence dated June 20, 2013 in response to our comment letter dated May 8, 2013, and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. In your response to our prior comment 1, you state that you will file redacted versions of Annex I and Annex II to the Decision of the European Commission. Please confirm that you will submit a request for confidential treatment for any information you redact from Annexes I and II. Please also note that we will be unable to complete our review of your filing until you have filed both annexes as exhibits to Form 6-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director